Exhibit 99.1

I-Mab Strengthens Givastomig Intellectual Property Portfolio through Acquisition of Bridge Health

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Acquisition provides I-Mab with upstream rights to CLDN18.2 parental antibody for use in bispecific and multi-specific applications
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Acquisition eliminates all royalty obligations and reduces future milestones for givastomig due to Bridge Health by I-Mab

ROCKVILLE, MD, July 17, 2025 (Globe Newswire) – I-Mab (NASDAQ: IMAB) (the Company), a U.S.-based, global biotech company, focused on the development of precision immuno-oncology agents for the treatment of cancer, today announced that it entered into a definitive agreement to acquire 100% ownership of Bridge Health Biotech Co., Ltd. (Bridge Health). The transaction provides I-Mab with the rights to bispecific and multi-specific applications (including bispecific and multi-specific antibodies and antibody drug conjugates (ADCs)), based on the Claudin 18.2 (CLDN18.2) parental antibody used in the Company’s CLDN18.2 x 4-1BB bispecific antibody, givastomig.

“Advancing givastomig is I-Mab’s top priority. The strategic acquisition of Bridge Health emphasizes I-Mab’s focus on enhancing the value of givastomig. With this transaction, I-Mab has further enriched the potential value of givastomig by strengthening upstream intellectual property rights, reducing future milestone payments, and unencumbering givastomig of future royalties,” said Sean Fu, PhD, MBA, Chief Executive Officer of I-Mab. “Positive Phase 1b dose escalation data recently presented at ESMO GI 2025 has enhanced our confidence that givastomig has the potential to be a best-in-class CLDN18.2-directed therapy for gastric cancers and beyond. Continued clinical trial momentum has enabled faster than expected enrollment in the Phase 1b dose expansion cohorts, and we now expect to provide a topline readout in Q1 of 2026.”

The CLDN18.2 parental antibody utilized in givastomig has been observed to show a higher affinity to human CLDN18.2 than other antibodies, including antibodies used in approved CLDN18.2-directed therapies. Additionally, the CLDN18.2 parental antibody has been observed to exhibit stronger binding affinity to cell lines expressing high, medium and even low levels of CLDN18.2. These characteristics are believed to be core to the differentiation of givastomig as a potential best-in-class, bispecific antibody designed to treat Claudin 18.2-positive cancers.

Givastomig is in development for the treatment of first line metastatic gastric cancers, with potential to expand into other solid tumors. Recently presented positive data from a Phase 1b dose escalation immunochemotherapy combination study showed an 83% objective response rate (ORR) in the doses selected for dose expansion cohorts, with favorable overall tolerability. I-Mab expects to present topline results from the Phase 1b dose expansion combination study in Q1 of 2026.

Transaction Terms

Under the terms of the agreement, I-Mab will pay Bridge Health shareholders an upfront payment of $1.8 million and non-contingent payments of $1.2 million through 2027. In addition, Bridge Health shareholders may receive future milestone payments of up to $3.875 million, subject to the achievement of certain development and regulatory milestones. The transaction is expected to close in Q3 of 2025.

Sidley Austin LLP served as legal advisor to I-Mab in connection with the transaction.

About Givastomig

Givastomig (TJ033721 / ABL111) is a bispecific antibody targeting Claudin 18.2 (CLDN18.2)-positive tumor cells. It conditionally activates T cells through the 4-1BB signaling pathway in the tumor microenvironment where CLDN18.2 is expressed. Givastomig is being developed for first line (1L) metastatic gastric cancers, with further potential in other solid tumors. In Phase 1 trials, givastomig has shown promising anti-tumor activity attributable to a potential synergistic effect of proximal interaction between CLDN18.2 on tumor cells and 4-1BB on T cells in the tumor microenvironment, while minimizing toxicities commonly seen with other 4-1BB agents.

An ongoing Phase 1b study is evaluating givastomig for the treatment of gastric cancer in the 1L setting in combination with standard of care, nivolumab (an anti-PD-1 checkpoint inhibitor) plus chemotherapy, in dose escalation and dose expansion cohorts. Data from the dose escalation cohorts (n=17), presented at the European Society for Medical Oncology Gastrointestinal Cancers Congress (ESMO GI 2025) showed an 83% objective response rate (ORR) at doses selected for dose expansion, with responses in patients with low PD-L1 and CLDN18.2 expression. Responses were rapid, durable and deepened over time, with a favorable overall safety profile. Enrollment in the first dose expansion cohort (n=20) finished ahead of schedule and enrollment in the second dose expansion cohort (n=20) is nearly complete. Topline data are expected in Q1 of 2026.

Givastomig is being jointly developed through a global partnership with ABL Bio, in which I-Mab is the lead party and shares worldwide rights equally with ABL Bio, excluding Greater China and South Korea.

About I-Mab

I-Mab (NASDAQ: IMAB) is a U.S.-based, global biotech company, focused on the development of precision immuno-oncology agents for the treatment of cancer. The Company’s differentiated pipeline is led by givastomig, a potential best-in-class, bispecific antibody (Claudin 18.2 x 4-1BB) designed to treat Claudin 18.2-positive gastric cancers. Givastomig conditionally activates T cells via the 4-1BB signaling pathway in the tumor microenvironment where Claudin 18.2 is expressed. Givastomig is being developed for first line metastatic gastric cancers, with additional potential in other solid tumors. In ongoing Phase 1 trials, givastomig has been observed to maintain strong tumor-binding and anti-tumor activity, attributable to a potential synergistic effect of proximal interaction with Claudin 18.2 and 4-1BB, while minimizing toxicities commonly seen with other 4-1BB agents.

For more information, please visit www.i-mabbiopharma.com and follow us on LinkedIn and X.

I-Mab Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plans”, “potential”, “estimates”, “confident”, and similar terms or the negative thereof. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the SEC), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about I-Mab’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the Company’s pipeline and clinical development of I-Mab’s drug candidates, including givastomig; the projected advancement of the Company’s portfolio and anticipated milestones and related timing; the closing of the acquisition in the third quarter of 2025; the timing and progress of studies and trials (including with respect to patient enrollment); the potential benefits of givastomig; and the availability and timing of data and information from ongoing studies and trials. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history; I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; I-Mab’s expectations regarding the impact of data from ongoing and future clinical trials; I-Mab’s ability to integrate Bridge Health’s businesses, intellectual property rights and other assets; as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s annual report on Form 20-F filed with the SEC on April 3, 2025, as well as the discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to I-Mab. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

I-Mab Investor & Media Contacts

PJ Kelleher
LifeSci Advisors
+1-617-430-7579
pkelleher@lifesciadvisors.com
IR@imabbio.com